UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

PART I

NOTIFICATION

This Form 1-K is to provide an ☑ Annual Report OR ☐ Special Financial Report for the fiscal year ended 12/31/2022

ECO BRIGHT FUTURE INC.
Exact name of issuer as specified in the issuer’s charter

Wyoming	87-2595314
Jurisdiction of incorporation/organization	I.R.S. Employer Identification Number

1015 Bowsprit Lane
Holiday, FL 34691

Address of principal executive offices

727-692-3348

Telephone number

Common Stock

Title of each class of securities issued pursuant to Regulation A

Common Stock, par value $0.001

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-K unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box [  ] and leave the rest of Part I blank.

Not applicable

Item 1. BUSINESS

Eco Bright Future provides complete LED lighting packages for multifamily housing at an affordable price without sacrificing design or quality. Eco Bright Future provides energy efficient lighting for all aspects of multi-family construction including landscaping, site, back of house, and units. The company offers complete LED lighting packages including fixtures for landscaping, site, back of house, and units. Instead of spending hours trying to find a landscape lighting provider or a unit fixture provider, we offer packages for all your multi-family housing needs.

This business plan presents our vision and strategic plan to offer lighting packages for multifamily housing. Multi-family housing is more popular than ever. Previously, multi-family housing was only available in larger markets/cities; however, this is no longer the case. Multi-family housing continues to expand at a rapid rate.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto of the Company, as well as the financial statements and the notes thereto, included in this Offering Circular. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” above.

Forward-looking Statements

Statements made in this Annual Report which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may," "would," "could," "should," "expects," "projects," "anticipates," "believes," "estimates," "plans," "intends," "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, international gold prices, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Results of Operations

For The Year Ended December 31, 2021 Compared to the Year Ended December 31, 2022

Revenues

During the year ended December 31, 2022 and the period from inception on August 31, 2021 through December 31, 2021, we recognized $98,323 and $115,565 in revenue from the sale of lighting packages, $61,329 and $84,349 in cost of sales and recognized gross margins of $36,994 and $31,216, respectively.

Operating Expenses

Operating expenses were $74,176 during the year ended December 31, 2022, compared to $139,657 during the period ended December 31, 2021. Operating expenses consisted of $43,501 and $28,094 in selling expenses and $30,675 and $111,563 in general and administrative expenses during the year ended December 31, 2022 and the period ended December 31, 2021, respectively.

Net Loss

As a result of the above, we recognized a net loss of $37,182 for the year ended December 31, 2022 and $108,441 during the period from inception on August 31, 2021 through December 31, 2021.

We anticipate losses from operations will increase during the next twelve months due to anticipated increased payroll expenses as we add necessary staff and increases in legal and accounting expenses associated with maintaining a reporting company. We expect that we will continue to have net losses from operations for several years until revenues from operating facilities become sufficient to offset operating expenses.

Liquidity

Current Assets

Current assets at December 31, 2022 totaled $1,577, compared to $11,828 at December 31, 2021. Current assets were comprised of $386 in cash and $1,191 in prepaid assets as of December 31, 2022. Current assets were comprised of $3,299 in cash and $8,529 in prepaid assets as of December 31, 2021.

Current Liabilities

Total liabilities as of December 31, 2022 and 2021 totaled $3,000 and $10,269, respectively. The balances were composed of current liabilities including $3,000 and $600 in accrued expenses to a related party, $0 and $9,000 in a note payable to a related party and $0 and $669 in accounts payable as of December 31, 2022 and 2021, respectively.

Net Cash Used in Operating Activities.

During the year ended December 31, 2022, our operating activities used net cash of $27,913, compared to $5,701 during the period ended December 31, 2021. Uses of cash during the year ended December 31, 2022 are mainly due to the $37,182 net loss as well as a $669 decrease in accounts payable, partially offset by $200 in non-cash expense related to common stock issued for services, a $7,338 decrease in prepaid expenses and a $2,400 increase in accrued expense, related party. Uses of cash during the period ended December 31, 2021 are mainly due to the $108,441 net loss as well as an increase of $8,529 in prepaid expenses, partially offset by non-cash expenses related to the issuance of common and preferred stock totaling $110,000 and increases of $1,269 in accounts payable and accrued expenses, related party.

Net Cash Provided by Financing Activities.

Net cash provided by financing activities was $25,000 during the year ended December 31, 2022, compared to $9,000 in the period ended December 31, 2021. Cash provided by financing activities consists of $59,500 in proceeds from the line of credit with a related party and $34,000 from the sales of common stock for cash, partially offset by repayments of note payable, related party of $9,000 and repayments of the line of credit, related party, of $59,500. During the period ended December 31, 2021, we received proceeds of $96,500 and made payments of $87,500 on note payable, related party.

At December 31, 2022 we had a working capital deficit of $1,423, compared to working capital of $1,559 at December 31, 2021.

MANAGEMENT

Name	Position	Age	Start Date
George Athanasiadis	CEO	46	August 2021
Francisco Celedon	DIRECTOR	47	August 2021

George Athanasiadis and Francisco Celedon have extensive experience in managing companies. George Athanasiadis has more than 10 years experience in providing lighting packages for multifamily housing.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

 The following table sets forth information as to the shares of common stock beneficially owned as of December 31, 2022 by (i) each person known to us to be the beneficial owner of more than 5% of our common stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned by them.

Directors and Executive Officers or 5% or more	Amount	Percent
2G Group LLC (George Athanasiadis sole member)	84,800,000	84.3%
Francisco Celedon	200,000	0.2%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the year ended December 31, 2022, Eco Bright Future Inc. paid a total of $0 of wages to management.

Report of Independent Registered Public Account Firm

To the Board of Directors and Stockholders

Eco Bright Future Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Eco Bright Future Inc. (the “Company”) as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2022 and the period from Inception on August 31, 2021 through December 31, 2021, and the related notes to the financial statements. In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and period from Inception on August 31, 2021 through December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 4 to the financial statements, the entity has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Eco Bright Future Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Eco Bright Future Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated in the Going Concern paragraph above is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter, providing a separate opinion on the critical audit mater or on the accounts or disclosures to which it relates.

We have served as Eco Bright Future, Inc.’s auditor since 2021.

Goff Backa Alfera and Company, LLC

Pittsburgh, Pennsylvania

March 24, 2023

ECO BRIGHT FUTURE, INC.
BALANCE SHEETS

	December 31,
	2022	2021
ASSETS

Current Assets:
Cash	$386	$3,299
Prepaid assets	1,191	8,529
Total Current Assets	1,577	11,828

Total Assets	$1,577	$11,828

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY

Current Liabilities:
Accounts payable	—	$669
Accrued expenses, related party	3,000	600
Note payable, related party	—	9,000
Total Current Liabilities	3,000	10,269
Total Liabilities	$3,000	$10,269

Stockholders' (Deficit) Equity:
Preferred Stock Series A; $0.001 par value, 100,000,000 shares authorized and 10,000,000 shares issued and outstanding	10,000	10,000
Common stock; $0.001 par value, 100,540,000 and 100,000,000 shares authorized and issued and outstanding, respectively	100,540	100,000
Additional paid-in capital	33,600	—
Accumulated deficit	(145,623)	(108,441)
Total Stockholders' (Deficit) Equity	(1,423)	1,559

Total Liabilities and Stockholders' (Deficit) Equity	$1,577	$11,828

See Independent Auditors’ Report and Notes to Financial Statements.

ECO BRIGHT FUTURE, INC.
STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2022	For the Period from Inception on August 31, 2021 Through December 31, 2021
REVENUES
Light fixture sales	$98,323	$115,565
Total revenues	98,323	115,565

COSTS OF SALES
Light fixture sales	(61,329)	(84,349)
Total cost of sales	(61,329)	(84,349)

GROSS MARGIN	36,994	31,216

OPERATING EXPENSES
Selling expenses	43,501	28,094
General and administrative	30,675	111,563
Total Costs and Expenses	74,176	139,657

LOSS BEFORE INCOME TAXES	(37,182)	(108,441)
Provision for income taxes	—	—
NET LOSS	$(37,182)	$(108,441)

Basic loss per common share	$(0.00)	$(0.00)

Basic weighted average common shares outstanding	100,243,438	100,000,000

See Independent Auditors’ Report and Notes to Financial Statements.

STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained (Deficit) Earnings	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount

Balance, Inception on August 31, 2021	—	$—	—	$—	$—	$—	$—

Preferred Series A stock issued to founders for services	10,000,000	10,000	—	—	—	—	10,000

Common stock issued to founders for services	—	—	100,000,000	100,000	—	—	100,000

Net loss for the period ended December 31, 2021	—	—	—	—	—	(108,441)	(108,441)

Balance, December 31, 2021	10,000,000	$10,000	100,000,000	$100,000	$—	$(108,441)	$1,559

Common stock issued to founder for services	—	—	200,000	200	—	—	200

Common stock issued for cash	—	—	340,000	340	33,660	—	34,000

Net loss for the year ended December 31, 2022	—	—	—	—	—	(37,182)	(37,182)

Balance, December 31, 2022	10,000,000	$10,000	100,540,000	$100,540	$33,660	$(145,623)	$(1,423)

See Independent Auditors’ Report and Notes to Financial Statements.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2022	For the Period from Inception on August 31, 2021 Through December 31, 2021

Cash Flows From Operating Activities:
Net loss	$(37,182)	$(108,441)
Adjustments to reconcile net loss to net cash (used) by operating activities:
Preferred stock series A issued for services	—	10,000
Common stock issued for services	200	100,000
Changes in operating assets and liabilities:
Decrease (increase) in prepaid assets	7,338	(8,529)
Increase in accrued expenses, related party	2,400	600
(Decrease) increase in accounts payable	(669)	669
Net cash used in operating activities	(27,913)	(5,701)

Cash Flows From Financing Activities:
Common stock issued for cash	34,000	—
Proceeds from line of credit, related party	59,500	—
Payments from line of credit, related party	(59,500)	—
Proceeds from the issuance of note payable, related party	—	96,500
Payments on note payable, related party	(9,000)	(87,500)
Net cash provided by financing activities	25,000	9,000
Net change in cash	(2,913)	3,299

Cash, beginning of period	3,299	—
Cash, end of period	$386	$3,299

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—

See Independent Auditors’ Report and Notes to Financial Statements.

ECO BRIGHT FUTURE, INC.
FOOTNOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 and 2021

NOTE 1 -ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of Eco Bright Future, Inc. (“Eco Bright”, or the “Company”). Eco Bright was incorporated on August 31, 2021, under the laws of the State of Wyoming. Eco Bright provides energy efficient lighting for all aspects of multi-family construction including landscaping, site, back of house and units.

Basis of Presentation

The Financial Statements and related disclosures have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States. Eco Bright has elected a calendar year- end.

Cash Equivalents

Eco Bright considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition Policy

Eco Bright recognizes revenue in accordance with the provisions of Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied.

During the year ended December 31, 2022 and the period ended December 31, 2021, revenue of $98,323 and $115,565, respectively, was recognized from the sale of lighting packages.

Cost of Sales

Cost of sales includes inventory costs of parts purchased for multi-family construction lighting, as well as other direct costs of assembly. During the year ended December 31, 2022 and the period ended December 31, 2021, costs of sales totaling $61,329 and $84,349, respectively, were recognized on the sale of lighting packages.

Concentrations of Credit Risk

The Company has one major customer and one major vendor that accounted for all revenue and cost of sales for the year ended December 31, 2022 and the period ended December 31, 2021. The company expects to maintain good relationships with its supplier and customer.

Stock-Based Compensation

Eco Bright records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with ASC 718, Stock Compensation and are measured and recognized based on the fair value of the equity instruments issued. All transactions with non- employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with ASC 515, Equity-Based Payments to Non-Employees, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

ECO BRIGHT FUTURE, INC.
FOOTNOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 and 2021

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements (“ASC 820”) and ASC 825, Financial Instruments (“ASC 825”), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of cash, prepaid expenses, accounts payable, accrued expenses and notes payable, related party, approximate fair value. Pursuant to ASC 820 and 825, the fair value of cash is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets.

New Accounting Pronouncements

Eco Bright has implemented all new accounting pronouncements that are in effect and that may impact its financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Basic and Diluted Loss Per Share

Eco Bright presents basic earnings per share (EPS) on the face of the statements of operation. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instrument, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

ECO BRIGHT FUTURE, INC.
FOOTNOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 and 2021

The calculation of basic net loss per share is as follows:

	For the Year Ended December 31, 2022	For the Period from Inception on August 31, 2021 Through December 31, 2021
Basic Loss Per Share:
Numerator: Net loss	$(37,182)	$(108,441)
Denominator: Weighted-average common shares outstanding	100,243,438	100,000,000
Basic net loss per share	$(0.00)	$(0.00)

Income Taxes

Eco Bright files income tax returns in the U.S. federal jurisdiction. Eco Bright’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components:

	For the Year Ended December 31, 2022	For the Period from Inception on August 31, 2021 Through December 31, 2021
Deferred tax assets: Net operating loss carry forward	$7,262	$—
Valuation allowance	(7,262)	—
Net deferred tax asset	$—	$—

The federal income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 21% to pretax income from continuing operations for the year ended December 31, 2022 and the period ended December 31, 2021 due to the following:

ECO BRIGHT FUTURE, INC.
FOOTNOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 and 2021

	For the Year Ended December 31, 2022	For the Period from Inception on August 31, 2021 Through December 31, 2021
Pre-tax book income (loss)	$(7,808)	$(22,773)
Stock for services	42	23,100
Related party accrued expenses	504	—
Valuation allowance	7,262	—
Federal Income Tax	$—	$327

The Company had net operating losses of approximately $34,582 that begin to expire in 2030. Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years. In accordance with the statute of limitations for federal tax returns, the Company’s federal tax return for the year 2021 is subject to examination.

NOTE 2 - RELATED PARTY TRANSACTIONS

Note Payable

During the period between September 2021 and December 31, 2021, a significant shareholder of Eco Bright advanced operating cash totaling $96,500 and was repaid $87,500. The advances were unsecured, did not accrue interest and were paid before the due date of December 31, 2022. The balance of the advances was $0 and $9,000 at December 31, 2022 and 2021, respectively.

Line of Credit

On January 1, 2022, Eco Bright entered into a $200,000 line of credit agreement with a shareholder of the Company. The line of credit accrues interest at a rate of 5% per annum if not paid in full as of December 31, 2022, is payable on demand and is unsecured. During 2022, there were borrowings and repayments totaling $59,500, which resulted in a balance of $0 at December 31, 2022.

Office Space

During September 2021, Eco Bright entered into a two year lease for the use of space at the personal residence of an officer of the Company. The agreement is for $200 per month beginning October 1, 2021. At December 31, 2022 and 20211, none of the rent had been paid and $3,000 and $600 was accrued as payable, respectively.

NOTE 3 - STOCKHOLDERS’ EQUITY

Preferred Stock Series A

On August 31, 2021, the Company authorized and approved the designation of 10,000,000 shares of Series A Preferred Stock with a par value of $0.001. The Series A Preferred Stock is not subject to any mandatory dividends or distributions and ranks senior to common stock in preference in the event of any liquidation, dissolution or winding up of the Company, participating with the Common Stock on an as-converted basis. The holders of Series A Preferred Stock have 10 votes per share of Series A Preferred Stock and are entitled to vote on any and all matters brought to a vote of stockholders of Common Stock.

ECO BRIGHT FUTURE, INC.
FOOTNOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 and 2021

On August 31, 2021, Eco Bright issued 10,000,000 shares of Series A Preferred Stock as founders’ shares for services valued at $10,000, or $0.001 per share.

Common Stock

On June 29, 2022, Eco Bright issued a total of 200,000 shares of common stock as founders’ shares for services valued at $200, or $0.001 per share.

Between July and September 2022, Eco Bright sold a total of 340,000 shares of its common stock for cash totaling $34,000, or $0.10 per share. Amounts received in excess of par value has been recorded as additional paid-in capital.

On August 31, 2021, Eco Bright issued a total of 100,000,000 shares of common stock as founders’ shares for services valued at $100,000, or $0.001 per share.

NOTE 4 - GOING CONCERN

Eco Bright's financial statements are prepared using GAAP applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, Eco Bright has recently accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the Eco Bright's ability to continue as a going concern are as follows:

Eco Bright made its first sale in 2021 and is seeking to raise up to $5,000,000 through a private placement of its common stock to finance future sales, with $34,000 raised to-date. The continuation of Eco Bright as a going concern is dependent upon its ability to generate profitable operations that produce positive cash flows. If Eco Bright is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that Eco Bright will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan. The ability of Eco Bright to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 5 - SUBSEQUENT EVENTS

Eco Bright reviewed subsequent events through March 24, 2023, the date the financial statements were available to be issued.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 28, 2023.

ECO BRIGHT FUTURE, INC.

By:	/s/ George Athanasiadis
Name:	George Athanasiadis
Title:	Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on March 28, 2023.

ECO BRIGHT FUTURE, INC.

By:	/s/ George Athanasiadis
Name:	George Athanasiadis
Title:	Chief Executive Officer and Director